 ex991.htm
Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM SETTLES $1 MILLION DRAW DOWN UNDER STANDBY EQUITY DISTRIBUTION AGREEMENT

LAVAL, Québec ( January 8 , 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has settled the previously announced draw down of $1 million under its standby equity distribution (SEDA) with YA Global Master SPV Ltd. (YA).  Under the draw down, Labopharm issued 482,165 of its common shares to YA at a price of $2.07 per common share, net of the applicable discount.  (All currency figures are in Canadian dollars.)

In accordance with the terms of the SEDA, the common shares were issued at a discount of 5% to the volume weighted average price (VWAP) on the Toronto Stock Exchange over the ten consecutive trading days following Labopharm’s notice of its intention to draw down on the SEDA on December 20, 2009.

Following the completion of the issuance of shares to YA, Labopharm has 57,938,529 shares outstanding.

In connection with the draw down, Labopharm has filed a prospectus supplement to its short-form base shelf prospectus and registration statement to qualify the shares issued to YA.  Copies of the final short-form base shelf prospectus, registration statement and prospectus supplement have been filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov) or may be obtained upon request to the Labopharm contact information below.

Securities Laws Matters

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment are not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. However, such rights and remedies will not be available to purchasers of common shares distributed under this prospectus because the prospectus will not be delivered to purchasers, as permitted under a decision document issued by the Autorité des marchés financiers on November 23, 2009.

In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contain a misrepresentation, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Such remedies remain unaffected by the non-delivery of the prospectus, as permitted under the decision document referred to above.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, the United Kingdom, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada and the Company has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen.  Labopharm also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com .

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com